UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Woodward, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-8408	36-1984010
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1081 Woodward Way, Fort Collins, Colorado	80524
(Address of principal executive offices)	(Zip Code)

A. Christopher Fawzy (970) 482-5811

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Woodward, Inc. (the “Company,” “Woodward,” “we,” “us” or “our”) is filing this Form SD pursuant to Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 for the reporting period from January 1, 2019 to December 31, 2019 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain conflict minerals (as defined below) are necessary to the functionality or production of such products. As defined in Form SD and as used herein, “conflict minerals” means: (i)(a) columbite-tantalite (or coltan), (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country” as defined in Form SD (collectively, the “Covered Countries”). Our operations, including the operations of our consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products. Woodward primarily serves the aerospace market and industrial market. Products we manufacture or contract to manufacture in the aerospace market include fuel pumps, metering units, actuators, air valves, specialty valves, fuel nozzles, and thrust reverser actuation systems for turbine engines and nacelles; as well as flight deck controls (auto throttles, rudder pedal assembles, flight control assemblies), actuators, servocontrols, motors and sensors for aircraft. Products we manufacture or contract to manufacture in the industrial market include power converters, actuators, valves, pumps, injectors, solenoids, ignition systems, governors, electronics and devices that measure, communicate and protect low and medium voltage electrical distribution systems. Woodward has determined that some of these products contain one or more conflict minerals, in particular:

•

All of the product families listed, except for valves, nozzles, injectors and some pumps, contain (or physically are) electronics, motors and/or sensors. These product families will contain, at a minimum, tin in the lead/tin solder that fastens electronic components to printed circuit boards and tantalum in certain families of capacitors used in printed circuit board assemblies within those product families.

•	Gold is used in the plating of connectors and contacts in many of the electronics within our product families.

•	Finally, items in all of Woodward product families use a variety of steels, which contain tiny amounts of tungsten as part of their material recipe.

As a result of these determinations, Woodward is required to conduct a reasonable country of origin inquiry (“RCOI”) in accordance with Rule 13p-1.

In 2018, Woodward extended its fuel injection systems product portfolio with the acquisition of L’Orange, a world class fuel injection systems technology company, from Rolls-Royce (“Woodward L’Orange”). The acquisition formally closed on June 4, 2018. Pursuant to Instruction (3) to Item 1.01 on Form SD, we do not report on Woodward L’Orange’s use of the conflict minerals, its due diligence, or other reporting requirements in this report. We intend to include Woodward L’Orange in our filing for the reporting period of January 1, 2020 to December 31, 2020.

Woodward developed its initial good faith RCOI process in calendar year 2013 (subsequent references to whole years refer to calendar years) and has continually worked to improve that process. The initial RCOI process, while highly manual, was designed to conform to the Organisation for Economic Co-operation and Development’s (“OECD”) framework, “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas”, Second Edition. We further refined our RCOI process during the second half of 2014 and throughout 2015 by focusing on the elimination of duplicate supplier records and grouping multiple business groups within a common corporation. We also enhanced our RCOI process through a supplier record selection process based on spend during a specified calendar interval and by joining the Conflict Free Sourcing Initiative (“CFSI”) in December 2015, gaining access to CFSI’s extensive database of smelters or refiners (“SOR”), SOR audit records, and the mine of origin data that CFSI has been able to acquire during their SOR audits. In July

2016, Woodward contracted with Assent to acquire the Assent Compliance Platform (“ACP”) and Assent’s support services to automate the supplier inquiry, data collection and data validation tasks essential for RCOI. We executed our 2016 conflict minerals campaign with that platform and its services. We also verified our RCOI process to conform to the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas”, Third Edition (“OECD Guidelines”). We began requesting part level Conflict Minerals Reporting Templates (“CMRTs”) from our suppliers as part of our 2017 campaign. In October 2017, CFSI was rebranded as the Responsible Materials Initiative (“RMI”) and will be so noted for all related activity. In 2018 and 2019, Woodward continued its due diligence and RCOI processes. We requested part-level compliance responses from our suppliers and again participated in a multi-company written request, facilitated by Assent, to each SOR that was not participating in, or had not completed, an independent audit program. This request was made to determine compliance to conflict-free sourcing protocols, and to encourage such SORs to participate in the audit program at the earliest practical opportunity.

RCOI

As noted above, some of the products Woodward manufactures contain one or more conflict minerals. Woodward does not purchase conflict minerals directly from mines, smelters or refiners. Rather, the Company sources products containing conflict minerals from its suppliers. In accordance with the OECD Guidelines, the Company relies on its suppliers to provide information regarding the origin of conflict minerals included in supplied products, including, where possible, the smelters or refiners of the conflict minerals.

Supplier Categorization

In connection with the preparation of the Form SD and associated Conflict Minerals Report, we create a master supplier list of direct suppliers who provide items or services directly used in items that Woodward manufactures or contracts to manufacture. Such suppliers are classified as either direct non-distribution suppliers, who fabricate custom designed items to either Woodward specification or supplier-engineered specifications, or direct distribution suppliers, who source items from multiple Original Equipment Manufacturers (“OEMs”), typically in the nature of a commercial item or items manufactured to standard government specifications. Direct distribution suppliers do not manufacture or contract to manufacture, nor do they influence the functionality or content of the items they obtain from OEMs and provide to their customers. Woodward relies on the efforts and activities of professional societies, including IPC – Association Connecting Electronics Industries which provides a leading role in the conflict minerals efforts of the electronics and electronics distribution industries, to establish and maintain the principal mechanisms for obtaining OEM distribution component conflict minerals status from our first tier distribution suppliers. Woodward also utilizes Assent to contact OEMs directly for compliance status when Woodward is able to provide the OEM’s name and part number.

Suppliers that contribute items or services only for Woodward’s internal operations and infrastructure, and are not incorporated into items that Woodward manufactures or contracts to manufacture, are not included in the Company’s conflict minerals reporting.

Relevant Supplier Identification

For our 2019 campaign, Woodward generated reports within our WISE and SAP enterprise resource planning (“ERP”) systems in October and early November 2019 to identify the products that were shipped that calendar year, using 2019 actual shipments from January 1st to mid-October and 2019 forecast shipments from mid-October to December 31st . We also included the suppliers of the inventory we had on hand at the beginning of the calendar year, to the degree that our business systems are capable of such delineation. The resulting product identifiers were input to a set of customized scripts that: 1) expanded each product into its constituent subassemblies and parts; and 2) provided the associated supplier identifier and/or Woodward plant identifier from which the subassemblies or parts had been purchased or fabricated for those products. That information was uploaded into ACP to create the relevant composite part and subassembly lists for each supplier, which would then be submitted to each supplier for part level responses. We used the same method for our 2017 and 2018 reporting. We are campaigning 31,569 unique part/supplier records from our SAP business system, and 36,898 unique records from our WISE system.

Woodward Conflict Minerals Data Requests and Supplier Responses

On January 28, 2020, Woodward initiated its 2019 campaign via ACP with a campaign alert letter to suppliers that first became part of our supply chain after the completion of our 2018 campaign, followed by CMRT requests to our other suppliers on February 20, 2020. In each instance, we requested both part level CMRTs and updated contact data. This is the third reporting year that Woodward has requested part-level CMRTs from suppliers if such data are readily available or producible. If suppliers cannot provide part-level CMRTs, then we continued to accept company-level CMRTs. We use the suppliers’ CMRTs to identify if they had a parent company, their parent company contact data if applicable, and whether their conflict minerals reporting was made at a corporate or business group level. We use this process to further improve our inquiry approach in future reporting years. Follow-up inquiries were sent to non-respondents via ACP on March 05 and 23, 2020. Escalation follow-ups were sent as personalized emails from our Assent Supplier Engagement Team on March 30, April 8, and April 14. As part of the escalation, Assent separated those suppliers who reported a “no 3TG” status in 2018 into a separate simplified campaign, asking them if they could confirm their “no 3TG” status for 2019. Follow-up with suppliers submitting incomplete or incorrect CMRTs began March 11.

Woodward’s supplier response rate to CMRT requests decreased for 2019 as compared to 2018. As of April 28, 2020, we had received 103 fewer CMRTs for 2019 as compared to for 2018, although our total supplier count increased by 382. We received CMRTs from 1,060 out of 2,205 suppliers for a 52.3% response rate, compared to 1,163 out of 1,823 suppliers for a 63.8% response rate for 2018. 975 (44.2%) of the CMRTs we received from our suppliers for 2019 were valid, compared to 1,163 (56.9%) of the received CMRTs for 2018 that were valid (“valid” indicates an Excel file CMRT with no checker-tab-indicated errors). For 2019, our SAP-managed suppliers provided a 62% response rate (compared to 80% for 2018), while our WISE-managed suppliers provided 47% (compared to 62% for 2018). For 2019, 140 (14%) of our supplier CMRT responses were made at the Woodward-requested part or part-family level, compared to 202 (18%) of supplier CMRT responses for 2018. Woodward believes that three factors contributed significantly to the reductions we saw in our 2019 CMRT response rate. First, supplier interest in responding to CMRT requests and the general conflict minerals scheme appeared to wane in 2020 for the Reporting Period as compared to the responses in 2019 for the 2018 reporting period, as reflected in supplier responses to many of our CMRT requests. Second, also based on a number of supplier responses, it appears that some upstream suppliers believe they only need to provide information related to sales made during the current reporting year. However, Woodward and other downstream customers in many cases use components purchased in prior years within the products they introduce into the stream of commerce during the current reporting year. This results in a need from Woodward and other downstream suppliers for CMRT data from prior timeframes that can be challenging to acquire. The third factor, of particular impact to the response rate for the Reporting Period, is the global coronavirus (“COVID-19”) pandemic. Woodward’s supplier inquiry campaign for the Reporting Period began nearly three weeks earlier than our campaign for the prior year period, and as such we hoped to capitalize on supplier CMRT completion for customers that had inquired even earlier. However, our campaign overlapped the massive impact of COVID-19 and the resulting stay-at-home orders in many locations. Numerous Woodward suppliers have ceased operations, suspended operations, or are otherwise dealing with severe economic conditions that we believe resulted in deprioritizing CMRT responses.

Supplier Response Assessment

The ACP and Assent’s services team provided to Woodward an extensive and comprehensive supplier CMRT assessment and validation of supplier responses using a due diligence process conforming to the 5-step due diligence process specified in the OECD Guidelines. We discuss this diligence process further in Exhibit 1.01 to this form SD. Assent validated the SOR input provided in supplier CMRTs using an extensive database consisting of the RMI, Responsible Jewelry Network, and London Bullion Market Association validated SOR lists and the results of Assent’s internal independent SOR validation efforts. The CMRTs that passed the assessment process were automatically combined by ACP into a Woodward company level CMRT. Those CMRTs that did not pass were returned to the supplier with discrepancies identified and a corrective action request. Woodward, using its RMI membership and access to the RMI SOR audit records and country of origin data, completed its RCOI down to the mine country of origin level to the degree of accuracy and discrimination available in the RMI database.

Based on a reasonable country of origin inquiry, Woodward has found that some of its suppliers use smelters whose wolframite, columbite-tantalite, and cassiterite ores were acquired from mines in the Covered Countries. These ores are the sources of tungsten, tantalum and tin, respectively. All smelters so identified have passed the RMI conflict-free audit protocols. Woodward intends to further expand its due diligence process to determine the source and chain of custody of the conflict minerals specific to its procured parts and materials. As a result of our due diligence process and findings to date, the Company has decided to file a Conflicts Minerals Report, a copy of which is filed as Exhibit 1.01 to this Form SD. Our Conflict Minerals Report is also publicly available as a document link at: https://www.woodward.com/en/about/corporate-governance/compliance. The content on any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

RCOI IMPROVEMENT ACTIONS CONTINUING OR PLANNED

Woodward began or continued implementing in 2019, or intends to begin implementing in 2020, the following improvement actions:

•

We continue to enhance and use tool and process modifications required to support initial part level CMRT requests. We provided each applicable supplier a complete list of those parts Woodward purchased from them for our calendar year shipments, so as to eliminate any ambiguity in the request / response process.

•

We continued to request part level CMRT requests from our suppliers for the Reporting Period. However, we do request and accept company level CMRTs from suppliers who are unable to respond at the part level at this time.

•	We continue to use our selected product material compliance application platform, ACP, and Assent services to automate our RCOI efforts.

•

We intend to update our supplier terms and conditions and our conflict minerals policy to more definitively address our expectations regarding supply chain responsiveness to conflict minerals reporting and the elimination of the use of “red flag” SORs, and to communicate that we expect our suppliers to cease business with SORs who are directly or indirectly identified on a US government sanctions list, according to the requirements of those sanctions.

•

We intend to continue and enhance (via our Assent team) our outreach to suppliers that report the use of smelters of concern, strongly encouraging them to procure, and to request their supply chains to procure, materials from sources that use conflict-free processes as determined by appropriate independent third-party audit programs, such as RMI.

•

We continue to conduct an annual outreach program directly to SORs on the risk list to strongly encourage their participation in an independent third- party audit program and to achieve conflict-free processes and protocols. We participate in a multi-company program facilitated by Assent that leverages the collective influence we may have on the SORs.

•

We intend to conduct a separate outreach program to our suppliers who have reported use within their supply chains of active SORs who are affiliated with any organizations subject to United States sanctions, either directly or indirectly. This outreach would direct such suppliers to cease use of the subject SORs and to direct their respective supply chains to do the same. This is a predecessor action to the planned updates to our supplier terms and conditions, as described below. We are still determining an appropriate mechanism using ACP to verify compliance with this direction.

•

We intend to update our Conflict Minerals Policy, our standard supplier terms and conditions, and our long-term agreements with suppliers in the coming years to more clearly require our supply chain to use SORs that have passed or are in the process of completing an independent conflict-free sourcing protocol audit (such as RMI’s Responsible Mineral Assurance Process). We will also extend the aforementioned supplier terms and conditions and long term agreements to cover emerging minerals of interest beyond tin, tantalum, tungsten and gold, and to address Conflict Affected and High Risk Areas (as defined by the OECD Guidelines) beyond the Covered Countries.

•

We intend to evaluate the grievance process and mechanisms developed by RMI and to assess whether we can effectively incorporate them into our current processes and mechanisms for responsible minerals sourcing.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit 1.01 – Conflict Minerals Report of Woodward, Inc., for the year ended December 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Woodward, Inc.
(Registrant)

/s/ A. Christopher Fawzy		May 29, 2020
By:	A. Christopher Fawzy Corporate Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer	(Date)